February 26, 2026

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Kensington Capital Acquisition Corp. VI
Registration Statement on Form S-1
Filed February 5, 2026
File No. 333-293233

Dear Sir/Madam:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), the undersigned hereby joins in the request of Kensington Capital Acquisition Corp. VI that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. Eastern Time on March 3, 2026, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned wishes to advise you that there will be distributed to each underwriter or dealer, who is reasonably anticipated to participate in the distribution of the security, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

* * *

[Signature Page Follows]

Very truly yours,

COHEN AND COMPANY CAPITAL MARKETS, a division of Cohen & Company Securities, LLC

By:	/s/ Jerry Serowik
Name: Jerry Serowik
Title: Senior Managing Director; Head of Capital Markets

[Signature Page to UW Acceleration Request]